SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of March, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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Attached hereto and incorporated by reference herein is an unofficial translation of the Company's immediate report submitted to the Israel Securities Authority relating to the signing of an agreement with RIET 1 Ltd.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statements on Form S-8 (Registration Nos. 333-139021 and 333-111932).

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


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ------------------
                                          Name: Eran Rotem
                                          Title: Chief Financial Officer


                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Name: Hanoch Zlotnik
                                          Title: Treasurer


Date: March 22, 2010

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

                            [UNOFFICIAL TRANSLATION]

                                   TEFRON LTD.
                                 ("THE COMPANY")

                                                                  March 22, 2010

                  RE: AGREEMENT BETWEEN RIET 1 AND TEFRON LTD.

The Company is pleased to announce the signing of an agreement with RIET 1 Ltd., which resolves the disputes between the parties. In furtherance of the Company's report on January 13, 2010 with respect to the dispute with RIET 1 Ltd. (hereinafter: "RIET 1"), which holds rights in three industrial buildings in the Tradyon Industrial Area (hereinafter: "THE BUILDINGS"), which houses the Company's plants and headquarters, on March 21, 2010, the Company and Hi-Tex Founded By Tefron Ltd. (hereinafter together: "THE COMPANY") signed an agreement under which the Company is to pay its entire debt to RIET 1, to vacate its headquarters and to continue renting Hi-Tex Buildings 1 and 2 (hereinafter: "THE AGREEMENT"). The details of the agreement are as follows:

1. The Company will settle its debt to RIET in respect of rent for the buildings, which as of the date of the execution of the Agreement amounts to approximately NIS 3.4 million plus statutory VAT. Payment of the rental debt shall be effected in two equal instalments, the first on the date of the signing of the Agreement, and the second on March 28, 2010. Upon payment of the aforementioned debt, the financial dispute between the parties will be settled.

2. The rental period of the building housing the Company's headquarters will terminate on March 31, 2010. The Company and RIET 1 will sign, within 60 days of the date from the date of signing of the Agreement, new leases with respect to the other two buildings housing plants of the Company, for the period from January 1, 2010 until December 31, 2019, without the possibility of reducing the rental period and in return for a monthly rent of approximately NIS 522 thousand plus VAT, linked to changes in the CPI. In addition, the parties fixed a mechanism whereby the rent will be updated by NIS 0.50 per sq. m. for each increase of US 500,000 dollars in the EBITDA index over and above a cash flow surplus of US 8,000,000 dollars, pursuant to the provisions in the Company'S agreement with the banks published in the immediate report of March 3, 2010. The rental update is limited to an increase of up to NIS 4 per sq. m., linked to changes in the CPI.

3. In order to secure the Company's obligations under the Agreement, the Company has furnished to RIET 1 an autonomous bank guarantee in the amount of US 0.5 million dollars (hereinafter: "THE GUARANTEE"). The Company has undertaken to increase the amount of the Guarantee by US 0.45 million dollars plus statutory VAT, in the manner of an increase of the Guarantee by US 0.15 million dollars plus statutory VAT on January 1 of each of the years 2011, 2012 and 2013.

4. The total annual rent of the Company in the Teradyon Industrial Area shall amount to approximately NIS 6.3 million per year, compared to approximately NIS 9.8 million per year in respect of the Buildings, prior to the Agreement. The total amount saved as a result of the aforementioned move, including rent, taxes, and structural maintenance costs, is more than NIS 4 million per year.


                                                           YOURS SINCERELY,

                                                           ERAN ROTEM.

                                                           CFO

                                                           TEFRON LTD.


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